David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

October 24, 2022

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Form N-14 for The Advisors’ Inner Circle Fund (File No. 333-267335)

Dear Mses. White and Fettig:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on September 8, 2022, with respect to the following reorganizations: (i) the reorganization of the Great Lakes Large Cap Value Fund and Great Lakes Disciplined Equity Fund, each a series of Managed Portfolio Series (the “Target Trust”), into the Cambiar Opportunity Fund, a series of the Trust; and (ii) the reorganization of the Great Lakes Small Cap Opportunity Fund (together with the Great Lakes Large Cap Value Fund and Great Lakes Disciplined Equity Fund, the “Target Funds,” and each, a “Target Fund”), a series of the Target Trust, into the Cambiar Small Cap Fund (together with the Cambiar Opportunity Fund, the “Acquiring Funds,” and each, an “Acquiring Fund”), a series of the Trust.

Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust, Cambiar Investors, LLC (“Cambiar”), the Target Trust and Great Lakes Advisors, LLC (“GLA”), as appropriate. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement. To the extent comments received from the Office of the Chief Accountant and the Disclosure Review Office are the same, they are provided in response to the comments under the Office of the Chief Accountant section only to avoid duplication.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

Christina DiAngelo Fettig

October 24, 2022

Comments from the Office of the Chief Accountant

1.	Comment. Please include hyperlinks to the filings containing information incorporated by reference into the Registration Statement.

Response. The requested change has been made.

2.	Comment. Please conform the discussion regarding the consequences if shareholders of the Target Funds do not approve the Reorganizations, as it currently appears differently in various locations throughout the Registration Statement.

Response. The requested change has been made.

3.	Comment. Please supplementally confirm whether there are any differences between the pricing policies of the Trust and the Target Trust that would result in different valuations being ascribed to the Target Funds’ assets transferred to the Acquiring Funds at Closing.

Response. The Trust and Target Trust confirm that there are no material differences between the pricing policies of the Trust and the Target Trust that are expected to result in different valuations being ascribed to the Target Funds’ assets transferred to the Acquiring Funds at Closing.

4.	Comment. Please revise the disclosure under “How do the Funds’ fees and expenses compare?” in the Summary of Key Information” section (the “Q&A”) for consistency with any changes made to the fee tables pursuant to Staff Comments.

Response. The Trust believes that the disclosure under “How do the Funds’ fees and expenses compare?” in the Q&A is consistent with the updates to the fee tables made pursuant to Staff Comments.

5.	Comment. Under the heading “Who will pay the costs of the Reorganizations?” in the Q&A:

a.	Please include “whether or not the Reorganizations are consummated” at the end of the first sentence.

Response. The requested change has been made.

b.	Please disclose the percentage of each Target Fund’s net assets that will be disposed in connection with the Reorganization.

Response. The requested change has been made.

6.	Comment. Under the heading “Will there be any tax consequences resulting from the Reorganizations?” please consider providing the Target Funds’ capital loss carryforwards as of the Target Funds’ fiscal year end of March 31 rather than the calendar year end of December 31.

Alison White, Esq.

Christina DiAngelo Fettig

October 24, 2022

Response. The requested change has been made.

7.	Comment. In the “Comparison of Fund Fees and Expenses” section:

a.	With respect to the Reorganizations of the Great Lakes Disciplined Equity Fund and the Great Lakes Large Cap Value Fund into the Cambiar Opportunity Fund, please add a new fee table or a separate column to the existing fee tables showing the pro forma effects of both Target Funds reorganizing into the Cambiar Opportunity Fund.

Response. The requested change has been made.

b.	With respect to all fee tables:

i.	Please supplementally confirm that the fees displayed are current in accordance with Item 3 of Form N-14.

Response. The Trust and Target Trust confirm that the fees displayed are current in accordance with Item 3 of Form N-14.

ii.	In the “Pro Forma Combined” columns, please include a footnote discussing the Expense Limitation Agreement applicable to the Acquiring Fund.

Response. The requested change has been made.

iii.	Please supplementally confirm that Cambiar will not be able to recapture Target Fund expenses waived or reimbursed by GLA under the Target Funds’ Expense Limitation Agreement following the Reorganization.

Response. The Trust confirms that Cambiar will not be able to recapture Target Fund expenses waived or reimbursed by GLA under the Target Funds’ Expense Limitation Agreement following the Reorganization.

iv.	Please confirm that the term of each of the Target Funds’ and Acquiring Funds’ Expense Limitation Agreement has been extended to at least one year from the date of the Registration Statement, or, if each has not been so extended, please remove the effect of each Expense Limitation Agreement from each fee table and expense example.

Response. While the Trust does not necessarily agree with this Comment, both GLA and Cambiar have agreed to extend their respective Expense Limitation Agreements through at least one year from the effectiveness date of the Registration Statement. The fee table and expense example data in the Proxy Statement/Prospectus has been updated, as possible.

8.	Comment. In the “Comparison of Performance Records” section, please clarify why the Institutional Class Shares of the Great Lakes Disciplined Equity Fund and Great Lakes Large Cap Value Fund are shown whereas the Investor Class Shares of the Cambiar Opportunity Fund are shown.

Alison White, Esq.

Christina DiAngelo Fettig

October 24, 2022

Response. Investor Class Shares of the Cambiar Opportunity Fund are the oldest share class offered by the Fund and are shown in the “Comparison of Performance Records” section in accordance with the Instructions to Item 4(b)(2) of Form N-1A.

9.	Comment. With respect to the Reorganizations of the Great Lakes Disciplined Equity Fund and the Great Lakes Large Cap Value Fund into the Cambiar Opportunity Fund, please add a new capitalization table showing the pro forma effects of both Target Funds reorganizing into the Cambiar Opportunity Fund.

Response. The requested change has been made.

10.	Comment. Because the Cambiar Opportunity Fund has a share class outstanding in addition to the Institutional Class Shares shown in the capitalization tables, please consider (i) including all share classes of the Cambiar Opportunity Fund in the capitalization tables or (ii) adding a footnote disclosing (a) that the Fund offers another share class and (b) the total net assets, number of shares outstanding and net asset value per share of such other share class as of August 15, 2022.

Response. The disclosure requested in (ii) above has been added.

11.	Comment. In the Statement of Additional Information, please revise the disclosure regarding changes to each Target Fund’s investment portfolio to more definitively state that each Target Fund intends to reposition certain portfolio investments prior to the closing of the Reorganization.

Response. The requested change has been made.

Comments from the Disclosure Review Office

12.	Comment. With respect to the webcast format, please disclose whether any intentional changes are contemplated to the virtual meeting experience when compared to an in-person meeting. For example, please indicate whether investors will be able to ask questions and/or make statements to the same extent in a virtual meeting as in person.

Response. The Target Trust confirms that: (i) there are no intentional changes to the virtual meetings as compared to an in-person meeting, and (ii) investors will be able to ask questions or make statements to the same extent as if the meeting was held as an in-person meeting.

13.	Comment. Under the heading “What are the reasons for the proposed Reorganizations?,” please provide more information regarding what prompted the Reorganization and why Cambiar and GLA concluded that the Reorganizations would be beneficial to shareholders. The Staff notes that the investment objectives of each Target Fund and Acquiring Fund differ and that with respect to the Great Lakes Small Cap Opportunity Fund and Cambiar Small Cap Funds Reorganization, if consummated, net operating expenses would be higher following the Reorganization due to the expiration of the Expense Limitation Agreement on March 1, 2023. Please revise to more clearly explain the business and legal reasons for the Reorganizations, including providing additional clarity on the synergies that make the Reorganization a compelling proposition for shareholders.

Alison White, Esq.

Christina DiAngelo Fettig

October 24, 2022

Response. The disclosure has been updated to note that the Reorganizations were proposed among Cambiar and GLA because GLA has determined to exit the mutual fund management business.

14.	Comment. Please include a separate Q&A briefly discussing the material changes and the implications such changes may have on investors in terms of costs, investment exposures, strategies and risks. The Staff believes that the disclosure should tell investors about the material differences between the Funds and describe the implications such differences may have on them, in terms of costs, investment exposures, strategies, and risks. More detailed comparisons should be included later in the document. In this regard we do not believe simply presenting information side by side “highlights differences.” The Funds are best positioned to understand the potential changes and their implications and should present them clearly and concisely for investors.

Response. The Trust notes that the Q&A currently separately discusses, in summary form, the material differences between the costs, investment exposures, strategies and risks of each Target Fund compared to its corresponding Acquiring Fund. The Trust directs the Staff to the disclosure under the “How do the Funds’ fees and expenses compare?” and “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?” subheadings in the Q&A section for this disclosure. More detailed information about each of these topics is also currently disclosed under the “Comparison of Fund Fees and Expenses,” “Comparison of Principal Investment Strategies” and “Comparison of Principal Risks of Investing in the Funds” headings in the “Additional Information about the Funds” section of the Proxy Statement/Prospectus. Accordingly, the Trust believes that the Proxy Statement/Prospectus currently addresses the intent of this Comment and satisfies the requirement of Item 3 of Form N-14 to highlight differences between each Target Fund and its corresponding Acquiring Fund, and no changes have been made in response to this Comment.

15.	Comment. Under the “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?” heading in the Q&A, please consider updating the disclosure to disclose (i) with respect to the first bullet point following the second full paragraph, that the Cambiar Opportunity Fund is subject to Large Companies Risk and (ii) with respect to the final bullet point following the second full paragraph, that the Great Lakes Disciplined Equity Fund is the Target Fund that does not disclose Value Style Investing Risk.

Response. The requested changes have been made.

16.	Comment. Under the “How do the investment advisers and portfolio managers of the Funds compare?” heading of the Q&A, please consider revising the portfolio manager discussion to clarify whether Mr. Quigley and Mr. Bright both served the Great Lakes Disciplined Equity Fund since its inception in June 2009 through the Fund’s predecessor.

Alison White, Esq.

Christina DiAngelo Fettig

October 24, 2022

Response. The noted disclosure has been updated to reflect that Mr. Bright has served as the Great Lakes Disciplined Equity Fund's portfolio manager since July 2014.

“The Great Lakes Disciplined Equity Fund is managed by the Great Lakes Disciplined Equity Team. This team is comprised of Jon E. Quigley, CFA and John D. Bright, CFA. They are responsible for the day-to-day management of the Fund. Mr. Quigley has served the Fund since its inception in June 2009 through the Fund’s predecessor and Mr. Bright has served the Fund since June 2009.”

17.	Comment. Please disclose in the Q&A that the management fee for the Cambiar Small Cap Fund is greater than the management fee for the Great Lakes Small Cap Opportunity Fund.

Response. The Trust directs the Staff to the second paragraph under the heading “How do the Funds’ fees and expenses compare?” in the Q&A, which includes the disclosure requested by the Staff. Accordingly, no changes have been made in response to this Comment.

18.	Comment. Please add disclosure to the fee table comparison and the Q&A section to clarify that the shareholder servicing fee for the Cambiar Small Cap Fund’s Investor Class Shares is outside of the Fund’s Expense Limitation Agreement and is thus borne by the Fund. Please also clarify that although the Investor Class Shares of the Fund incurred 0.20% of the average daily net assets of the Fund in fees for the fiscal period ended April 30, 2022, this amount may rise to the maximum 0.25% payable under the plan in the future.

Response. The requested changes have been made.

19.	Comment. In the Comparison of Principal Investment Strategies section, under the heading “Investment Selection and Portfolio Construction”:

a.	With respect to valuation, please explain in plain English what is meant by “reasonably valued” and provide further explanation of the “different metrics used.”

Response. The requested change has been made.

b.	With respect to the discussion of risk-reward criteria, please describe the meaning in plain English of “3:1 return-to-risk requirement” and “multiple expansion.”

Response. The requested change has been made.

20.	Comment. (i) At the beginning of the “Comparison of Performance Records” section, please summarize the performance record of each Target Fund as compared to the corresponding Acquiring Fund. (ii) Please also consider moving the more detailed performance disclosure to an appendix to the Proxy Statement/Prospectus.

Alison White, Esq.

Christina DiAngelo Fettig

October 24, 2022

Response. (i) The requested change has been made. (ii) The Trust believes that the bar charts and average annual total returns tables provide the most effective context to the new summary disclosure when immediately following the disclosure. Accordingly, the Trust has determined not to move such disclosure to an appendix.

21.	Comment. In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section, with respect to the non-fundamental policies, please supplementally confirm whether the Target Funds may also invest all of their investable assets in securities of a single open-end management investment company with substantially the same investment objectives, policies and limitations. Please consider disclosing the ability of the Target Funds to do so if such disclosure would be material to investors.

Response. The Target Trust confirms that (i) although it is not a fundamental or non-fundamental policy of the Target Funds, the Target Funds are permitted to invest all of their investable assets in securities of a single open-end management investment company with substantially the same investment objectives, policies and limitations (i.e., a master-feeder structure), and (ii) the Target Funds have no present intentions of operating under a master-feeder structure. Further, the Trust confirms that the Acquiring Funds have no present intentions of operating under a master-feeder structure. Therefore, the Trust does not believe that disclosure of the Target Funds’ ability to operate under a master-feeder structure would be material to shareholders.

22.	Comment. In the “Comparison of Shareholder Rights” section:

a.	Please revise the table to summarize the material differences in shareholder rights of the Target Funds and the Acquiring Funds and consider moving the more detailed disclosure to an appendix.

Response. The requested change has been made.

b.	Please confirm, if true, that shareholders holding at least 10% of the outstanding shares of an Acquiring Fund may call a meeting in the same manner that shareholders of the Target Funds may.

Response. The Trust so confirms, and the disclosure has been revised accordingly.

23.	Comment. In the “Board Considerations in Approving the Reorganizations” section:

a.	Please augment the disclosure to address (i) the events or discussions that took place prior to the Target Trust Board meeting at which the approval took place; (ii) the background/context the Target Trust Board had prior to the meeting; and (iii) whether other alternatives, including other trust/adviser combinations were considered.

Alison White, Esq.

Christina DiAngelo Fettig

October 24, 2022

Response. The requested change has been made.

b.	With respect to the sixth bullet point in the material factors the Target Trust Board considered, please indicate whether the Target Trust Board considered that after March 1, 2023, the Expense Limitation Agreement term would expire.

Response. The Target Trust confirms the following supplementally: The Target Trust Board understands that the Expense Limitation Agreement that Cambiar has entered into with respect to the Acquiring Funds has a contractual term that extends from year to year for successive one-year periods, provided it is not terminated by the Acquiring Trust Board or Cambiar, according to its terms. Based on historical experience in commercial practices in the mutual fund business, the Target Trust Board would not expect

c.	Please revise the twelfth bullet point in the material factors considered to account for the fee increase after the expiration of the Expense Limitation Agreement.

Response. The Target Trust believes that the response provided to and the change made in response to Comment 23(b) above addresses this Comment. Accordingly, no additional changes have been made.

24.	Comment. Please provide disclosure regarding the Asset Purchase Agreement in the Q&A.

Response. The requested change has been made.

25.	Comment. Please advise where the basis for the disclosure regarding Section 15(f) of the 1940 Act is located.

Response. Such language is included in the Asset Purchase Agreement.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese

David W. Freese

cc:	Michael Beattie, President, The Advisors’ Inner Circle Fund